

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2019

Merrick Okamoto
Chief Executive Officer
Marathon Patent Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

> **Re: Marathon Patent Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 3, 2019**
> **File No. 333-231915**

Dear Mr. Okamoto:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3

Summary, page 5

1.   Please clarify your business model as to your patent licensing business and assets. You indicate that you intend to expand your activities "in mining of new digital assets, while at the same time harvesting the value of [y]our remaining IP assets." We note, for example, that you did not generate any revenue from licensing or other activities related to your intellectual property through the first quarter of 2019. Please provide a description of the patents you currently own or have an interest and clarify how you will generate revenue from these IP assets or whether you will divest them, such as the patents your acquired from the XpresSpa Group, Inc. We note the XpresSpa Group patents are held by your subsidiary, Crypto Currency Patent Holdings Company LLC, but is unclear whether these patents relate to digital asset technology. To the extent that you do not actively operate a

patent licensing or enforcement business, or that you do not expect to generate material amounts of revenue related to your IP assets, please clearly indicate so in your Summary section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Jolie Kahn, Esq.